Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements
March 31, 2019 and 2018

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2019 and 2018

Table of Contents	Pages

Corporate Data	3

Corporate Governance Report	4 - 12

Commentary of the Directors	13

Certificate from the Secretary	14

Independent Auditors’ Report	15 -21
21
Consolidated Statement of Financial Position	22

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	23

Consolidated Statement of Changes in Equity	24 - 26

Consolidated Statement of Cash Flows	27
7
Notes to the Consolidated Financial Statements	28 – 104

Quarterly Unaudited Financial Data	105

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	—
2	Aditya Tim Guleri	April 03, 2007	—
3	Gyaneshwarnath Gowrea	February 11, 2009	—
4	Vivek Narayan Gour	May 01, 2010	—
5	Rajesh Magow	November 06, 2012	—
6	James Jianzhang Liang	January 27, 2016	—
7	Oliver Minho Rippel	January 31, 2017	January 24, 2019
8	Patrick Luke Kolek	January 31, 2017	—
9	Charles St Leger Searle	January 31, 2017	—
10	Yuvraj (Raj) Thacoor	January 31, 2017	April 30, 2018
11	Paul Laurence Halpin	April 30, 2018	—
12	Aileen O’Toole	January 24, 2019

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2019, the Company had eight (8) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
6.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
7.	Ibibo Group Private Limited	March 23, 2012	India
8.	Bitla Software India Private Limited*	June 29, 2007	India

*Became subsidiary on July 25, 2018

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Mr. Oliver Minho Rippel resigned from our board of directors with effect from January 24, 2019 and Ms. Aileen O’Toole was appointed to our board of directors with effect from January 24, 2019, as nominee of MIH Internet SEA Pte. Ltd. (MIH Internet).

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Paul Laurence Halpin

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Aileen O’Toole

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Vivek Narayan Gour

7. Aditya Tim Guleri

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors’ profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 27 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 26 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors’ profile (Continued)

2.Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Alpine Data Labs, Hired, LeadGenius, Nexenta, Phenom People, Shape Security, Townsquared, Treasure Data and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He was the managing director of Air Works India Engineering Pvt Ltd. from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors’ profile (Continued)

5.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, United Kingdom and a Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. Mr. Gowrea is also a member of the Board of the Mauritius Institute of Directors, or the MIOD and chairs the Audit and Risk Committee of the MIOD. The business address of Mr. Gowrea is c/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.), 33 Edith Cavell Street, Port Louis, 11324, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the chairman of its board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (NASDAQ: TOUR) and SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 21 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors’ profile (Continued)

8.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

9.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018. Mr. Halpin currently serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin held various leadership positions in the financial services industry at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a nonexecutive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin, Ireland. He is also a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

10.

Aileen O’Toole was appointed to our board of directors on January 24, 2019, as a nominee of MIH Internet. Ms. O’Toole joined Naspers in May 2014 and has two decades of experience in human resources leadership in fast growing consumer internet and technology companies. Before joining Naspers, Ms. O’Toole spent 10 years with eBay where she led human resources for eBay Europe and Global Classifieds, including in the fintech, eTail and online comparison-shopping sectors. Prior to eBay, Ms. O’Toole led human resources for Europe at Jabil Global Services and also worked at the Telenor group. Ms. O’Toole holds a Bachelor of Arts (Honours) in History & Politics and a Master of Business Studies in Strategic Management & Planning, both from University College Dublin, Ireland. The business address of Ms. O’Toole is Taurusavenue 105, 2132LS Hoofddorp, Noord Holland, The Netherlands.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Marketplace Rules or the Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	regularly reviewing the independence of our independent auditors;
•	reviewing all related party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and our independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•

such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aileen O’Toole, Aditya Tim Guleri and James Jianzhang Liang and is chaired by Mr. Gour. On January 24, 2019, Mr. Oliver Minho Rippel ceased to be a member of the compensation committee due to his resignation from the Directorship of the Company. Messrs. Gour, Guleri and Liang satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Duties of Directors

Under Mauritian law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritian law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 40 of these financial statements.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million and an additional Side A excess cover of USD 10 Million for directors and officers, from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till August 15, 2019 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 21 and the profit or loss and other comprehensive income (loss) is set out on page 23 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 14,400 (2018: USD 12,200).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 21 and the profit or loss and other comprehensive income (loss) is set out on page 23 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 14,400 (2018: USD 12,200).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

Commentary of the Directors

Results

The results for the years ended March 31, 2018 and 2019 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2018	2019
Total revenue	675,691	486,231
Total expenses	(895,130)	(639,171)
Finance income	5,189	6,459
Finance cost	(3,901)	(11,329)
Impairment in respect of an equity-accounted investee	—	(9,926)
Share of loss of equity-accounted investees	(1,998)	(887)
Income tax benefit (expense)	(91)	740
Loss for the year	(220,240)	(167,883)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2019.

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: August 16, 2019

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Company) and its subsidiaries (together the Group), which comprise the consolidated statement of financial position as at 31 March 2019 and the consolidated statement of profit or loss and other comprehensive income/(loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies, as set out on pages 22 to 104.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2019, and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Key Audit Matters (continued)

Goodwill

Refer to summary of significant accounting policies in note 3 (f) and 3 (i), significant accounting judgment, estimates and assumption in note 2 (d) and the disclosure of the Group’s goodwill impairment testing in note 20 to the financial statements.

The key audit matter	How the matter was addressed in our audit

As at 31 March 2019, the Group has goodwill of USD 937 million arising from a number of acquisitions in the prior periods.

Goodwill is tested for impairment annually or whenever there is an impairment indicator identified by management. Goodwill impairment testing is performed at the level of cash generating units (‘CGU’s’) and relies on estimates of value-in-use based on discounted future cash flows.

Due to the significance of the Group’s recognized goodwill and the inherent uncertainty of forecasting and discounting future cash flows in the impairment assessment, this is deemed to be a significant area of judgement and therefore a key audit matter.

Our audit procedures included the following:

•We challenged the assumptions used by management in their value-in-use calculations by:

oevaluating the reasonableness of cash flow projections, and EBITDA margins  based on management’s historical forecasting accuracy and our knowledge of the businesses within the Group and the industry in which they operate;

oevaluating the reasonableness of key assumptions such as the discount rates, EBITDA margins and terminal value growth rate, to externally available industry, economic and financial data and the Group’s own historical data and performance;

outilising our own valuation specialists, we evaluated the assumptions and methodologies used to determine the value-in-use for all CGUs; and

oevaluating the sensitivity analysis performed by management on key inputs to the impairment model, to understand the impact that reasonable alternative assumptions would have on the overall carrying amount.

•We evaluated the adequacy of the disclosures made in the consolidated financial statements in relation to the requirements of IFRS.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Key Audit Matters (continued)

Adoption of IFRS 15 – Revenue from Contract with Customers

Refer to summary of significant accounting policies in note 3(l), change in significant accounting policies 4(B), and the disclosure of Revenue in note 11 to the consolidated financial statements

The key audit matter	How the matter was addressed in our audit

The Group recognises revenue from air ticketing, hotels and packages and bus ticketing businesses.

The Group adopted IFRS 15, Revenue from contracts with customers (IFRS 15) as at 1 April 2018 and applied the available exemption provided therein, to not restate the comparative periods.

Recognition of revenue involves judgment made by management, including whether contracts contain multiple performance obligations which should be accounted for separately in accordance with IFRS 15 and the most appropriate method for recognition of revenue for identified performance obligations.

Due to the impact of the implementation of IFRS 15 and the work effort required by the engagement team, revenue recognition was considered a key audit matter.

Our audit procedures included:–

•Evaluated the design and implementation of the processes and internal controls relating to implementation of the new revenue recognition standard.

•Evaluated the detailed analysis performed by management across revenue streams by selecting samples for transactions with customers and travelers, and assessed the appropriateness of identification of distinct performance obligations, determination of the transaction price, allocation of the transaction price to identified performance obligations and the appropriateness of the revenue recognition methodology in accordance with the requirements of IFRS 15.

•Inspected that revenue is recognized net of discount and other incentives offered to customers for sample contracts.

•For a sample of contracts, we tested that in contracts where the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Key Audit Matters (continued)

Adoption of IFRS 15 – Revenue from Contract with Customers (continued)

The key audit matter	How the matter was addressed in our audit

•Evaluated the appropriateness of the adjustments recorded by management as at 1 April 2018 to transition to IFRS 15, using the cumulative effect method

•Assessing the appropriateness of the disclosures in the consolidated financial statements in accordance with IFRS 15, Revenue from contracts with customers

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary and Quarterly Unaudited Financial Data, but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Responsibilities of the Directors for the Consolidated Financial Statements (continued)

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Consolidated Financial Statements (continued)

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Mauritius	Licensed by FRC

Date: 16 August 2019

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2018	2019
Assets
Property, plant and equipment	19	13,690	13,499
Intangible assets and goodwill	20	1,147,517	1,068,876
Trade and other receivables, net	22	1,929	2,267
Investment in equity-accounted investees	9	16,316	5,244
Other investments	10	6,170	5,662
Term deposits	24	165	139
Non-current tax assets		24,476	31,681
Other non-current assets	27	14,607	2,273
Total non-current assets		1,224,870	1,129,641

Inventories		596	606
Contract assets	11	—	313
Current tax assets		25	1,415
Trade and other receivables, net	22	56,386	53,195
Term deposits	24	202,170	133,994
Other current assets	25	92,542	73,132
Cash and cash equivalents	23	187,647	177,990
Assets held for sale	26	1,220	—
Total current assets		540,586	440,645
Total assets		1,765,456	1,570,286

Equity
Share capital	28	52	52
Share premium	28	1,960,691	1,977,318
Reserves	28	3,232	634
Accumulated deficit		(515,850)	(682,054)
Share based payment reserve	28	78,804	102,427
Foreign currency translation reserve	28	31,705	(41,202)
Total equity attributable to equity holders of the Company		1,558,634	1,357,175
Non-controlling interests		298	193
Total equity		1,558,932	1,357,368

Liabilities
Loans and borrowings	30	424	474
Employee benefits	34	3,721	4,789
Contract liabilities	11	—	84
Deferred revenue	33	91	—
Deferred tax liabilities, net	21	115	601
Other non-current liabilities	32	2,201	2,400
Total non-current liabilities		6,552	8,348

Loans and borrowings	30	228	233
Trade and other payables	36	175,642	110,970
Contract liabilities	11	—	70,251
Deferred revenue	33	1,262	—
Other current liabilities	31	22,840	23,116
Total current liabilities		199,972	204,570
Total liabilities		206,524	212,918
Total equity and liabilities		1,765,456	1,570,286

These financial statements have been approved by the Board of Directors on August 16, 2019 and signed on its behalf by:

/s/ Gyaneshwarnath Gowrea	/s/ Rajesh Magow
Director	Director

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2017	2018	2019
Revenue
Air ticketing		118,514	167,391	166,714
Hotels and packages		314,254	439,963	237,524
Bus ticketing		5,615	50,932	53,745
Other revenue	12	9,233	16,970	28,028
Total revenue		447,616	675,256	486,011
Other income	13	363	435	220

Service cost
Procurement cost of hotels and packages services		173,919	169,347	160,824
Other cost of providing services		—	6,530	12,588
Personnel expenses	14	73,736	114,157	113,567
Marketing and sales promotion expenses		224,424	451,818	192,080
Other operating expenses	15	81,585	120,566	133,295
Depreciation, amortization and impairment	16	29,702	32,712	26,817
Result from operating activities		(135,387)	(219,439)	(152,940)

Finance income	17	45,268	5,189	6,459
Finance costs	17	18,289	3,901	11,329
Net finance income (costs)		26,979	1,288	(4,870)
Impairment in respect of an equity-accounted investee	9	—	—	(9,926)
Share of loss of equity-accounted investees	9	(1,702)	(1,998)	(887)
Loss before tax		(110,110)	(220,149)	(168,623)
Income tax benefit (expense)	18	(193)	(91)	740
Loss for the year		(110,303)	(220,240)	(167,883)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit (asset) liability		(266)	(422)	(585)
Equity instruments at FVOCI - net change in fair value		—	—	(508)
		(266)	(422)	(1,093)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		48,618	(1,915)	(72,919)
Net change in fair value of available-for-sale financial assets		(809)	2,280	—
		47,809	365	(72,919)
Other comprehensive income (loss) for the year, net of tax		47,543	(57)	(74,012)
Total comprehensive loss for the year		(62,760)	(220,297)	(241,895)

Loss attributable to:
Owners of the Company		(110,168)	(218,412)	(167,759)
Non-controlling interests		(135)	(1,828)	(124)
Loss for the year		(110,303)	(220,240)	(167,883)

Total comprehensive loss attributable to:
Owners of the Company		(62,629)	(218,450)	(241,759)
Non-controlling interests		(131)	(1,847)	(136)
Total comprehensive loss for the year		(62,760)	(220,297)	(241,895)

Loss per share (in USD)
Basic	29	(2.09)	(2.18)	(1.61)
Diluted	29	(2.09)	(2.18)	(1.61)

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

Year ended March 31, 2019

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity

Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	—	—	—	—	(266)	—	—	(266)	—	(266)
Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543
Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	62,629	(131)	62,760

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes	—	999	9,628	—	—	—	—	10,627	—	10,627
Shares issued upon conversion of convertible notes	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 8(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293
Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996

Changes in ownership interests
Acquisition of subsidiary with non-controlling interest (refer note 8(a))	—	—	—	—	—	—	—	—	617	617
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617
Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613
Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(Amounts in USD thousands)

Year ended March 31, 2019

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)

Transactions with owners, recorded directly in equity Contributions by owners
Share based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering (refer note 28)	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767

Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
(Amounts in USD thousands)

Year ended March 31, 2019

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	2,090	—	—	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932

Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(167,759)	—	—	(167,759)	(124)	(167,883)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(72,907)	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	—	—	(508)	—	—	—	(508)	—	(508)
Remeasurement of defined benefit (asset) liability	—	—	—	(585)	—	—	(585)	—	(585)
Total other comprehensive income (loss)	—	—	(508)	(585)	—	(72,907)	(74,000)	(12)	(74,012)
Total comprehensive income (loss) for the year	—	—	(508)	(168,344)	—	(72,907)	(241,759)	(136)	(241,895)

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	—	40,002	—	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	—	16,627	—	—	(16,329)	—	298	—	298
Transfer to accumulated deficit on expiry of share based awards	—	—	—	50	(50)	—	—	—	—
Total contributions by owners	—	16,627	—	50	23,623	—	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)
Year ended March 31, 2019

	For the year ended March 31
	2017	2018	2019
Cash flows from operating activities
Loss for the year	(110,303)	(220,240)	(167,883)
Adjustments for:
Depreciation	5,149	4,357	3,895
Amortisation	9,386	25,481	22,922
Impairment of intangible assets / capital work-in-progress	15,167	2,874	—
Impairment in respect of an equity accounted investee	—	—	9,926
Net (gain)/loss on disposal of property, plant and equipment	46	70	(53)
Intangible assets written off	—	356	—
Net finance costs (income)	(26,979)	(1,288)	4,870
Share of loss of equity-accounted investees	1,702	1,998	887
Share based payment	26,795	44,860	40,033
Income tax expense (benefit)	193	91	(740)
Change in inventories	268	(317)	(30)
Change in trade and other receivables and contract assets	2,608	(23,228)	1,129
Change in other assets	4,849	(25,263)	9,061
Change in trade and other payables, deferred revenue and contract liabilities	(37,197)	60,410	3,454
Change in employee benefits	588	366	659
Change in other liabilities	1,447	9,206	1,766
Income tax paid, net	(2,176)	(5,211)	(8,823)
Net cash used in operating activities	(108,457)	(125,478)	(78,927)

Cash flows from investing activities
Interest received	2,537	3,048	5,487
Proceeds from sale of property, plant and equipment	98	335	162
Redemption of term deposits	83,634	115,058	205,448
Investment in term deposits	(10,000)	(221,639)	(137,233)
Acquisition of property, plant and equipment	(8,756)	(4,258)	(3,456)
Payment for business acquisition, net of cash acquired (refer note 8)	102,814	—	(11,251)
Proceeds from settlement of entitlement from related party (refer note 25)	—	—	17,101
Proceeds from sale of assets held for sale	—	302	—
Acquisition of other investment	—	(99)	—
Investment in equity-accounted investees	(1,090)	—	—
Acquisition of intangible assets	(6,226)	(7,837)	(6,247)
Net cash generated from (used in) investing activities	163,011	(115,090)	70,011

Cash flows from financing activities
Proceeds from issue of shares (refer note 8(a))	8,752	—	—
Proceeds from issue of share capital in placement offering	—	330,000	—
Direct cost for issue of shares in placement offering	—	(4,139)	—
Repurchase of own shares	(2,050)	—	—
Proceeds from issuance of shares on exercise of share based awards	171	46	298
Contribution by (acquisition of) non-controlling interests	(400)	3,000	—
Proceeds from (repayment of) bank loans, net	138	(96)	97
Payment of finance lease liabilities	(7)	—	—
Interest paid	(4,445)	(912)	(730)
Net cash generated from (used in) financing activities	2,159	327,899	(335)

Increase (Decrease) in cash and cash equivalents	56,713	87,331	(9,251)
Cash and cash equivalents at beginning of the year	46,273	101,704	187,647
Effect of exchange rate fluctuations on cash held	(1,282)	(1,388)	(406)
Cash and cash equivalents at end of the year	101,704	187,647	177,990

The notes on pages 28 to 104 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

1)REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Limited (formerly known as SGG Corporate Services (Mauritius) Limited), Les Cascades Building, 33 Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)BASIS OF ACCOUNTING

(a)Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise (also refer note 4).

This is the first set of the Group’s annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on August 16, 2019.

(b)Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

▪	derivative financial instruments measured at fair value;
▪

equity securities at Fair Value through Other Comprehensive Income (FVOCI) and Financial assets at Fair Value Through Profit or Loss (FVTPL) (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value); and

▪	net defined benefit (asset) liability measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD), which is the parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2) BASIS OF ACCOUNTING – (Continued)

(d)Use of Estimates and Judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d),10 and 25	Equity securities at FVOCI and Financial assets at FVTPL (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value)
•	Note 3(e) and 19	Property, plant and equipment
•	Note 3(f), 3(i) and 20	Useful life of intangible assets and impairment test of intangible assets and goodwill
•	Note 3(j) and 34	Employee benefit plans
•	Note 3(l) and 3(m)	Loyalty programs
•	Note 3(p),18 and 21	Income taxes
•	Note 3(k)	Provisions and contingent liabilities
•	Note 3(j) and 35	Share based payment
•	Note 3(b) and 8(a)	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed
•	Note 3(i)	Measurement of Expected Credit Loss (ECL) allowance for trade receivables and contract assets: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(d),10 and 25	Equity securities at FVOCI (March 31, 2018 and March 31, 2017: available-for-sale financial assets measured at fair value)
•	Note 3(i) and 20	Impairment test : key assumptions used in discounted cash flow projections
•	Note 3(j) and 34	Measurement of defined benefit obligations : key actuarial assumptions
•	Note 3(k)	Provisions and contingent liabilities

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise (also refer note 4).

(a)	Basis of Consolidation

i)Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (loss) of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

iii)Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)Foreign Currency

i)Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI (March 31, 2018 and March 31, 2017: available-for-sale equity investments), (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(d)Financial Instruments

i)Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)Classification and subsequent measurement

Financial assets – Policy applicable from April 1, 2018

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)Financial Instruments (continued)

ii)Classification and subsequent measurement -  (Continued)

Financial assets – Policy applicable from April 1, 2018 (continued)

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (loss) (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)Financial Instruments – (Continued)

ii)Classification and subsequent measurement – (Continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018 (continued)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses: Policy applicable from April 1, 2018

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets – Policy applicable before April 1, 2018

The Group classified its financial assets into one of the following categories:

•	loans and receivables;
•	held to maturity;
•	available for sale; and
•	FVTPL

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)Financial Instruments – (Continued)

ii)Classification and subsequent measurement – (Continued)

Subsequent measurement and gains and losses - Policy applicable before April 1, 2018

Financial assets at FVTPL

Measured at fair value and changes therein, including any interest or dividend income, were recognised in profit or loss.

Held-to-maturity financial assets

Measured at amortised cost using the effective interest method.

Loans and receivables

Measured at amortised cost using the effective interest method.

Available-for-sale financial assets

Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognised in OCI and accumulated in the fair value reserve. When these assets were derecognised, the gain or loss accumulated in equity was reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

iii)Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)Financial Instruments – (Continued)

iii)Derecognition – (Continued)

Financial liabilities – (Continued)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

iv)Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

v)Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi)Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)Property, Plant and Equipment

i)Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income (loss).

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment, except land, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives of assets are as follows:

•	Computers	3-6 years
•	Furniture and fixtures	5-6 years
•	Office equipment	1-5 years
•	Motor vehicles	3-7 years
•	Diesel generator sets	7 years
•	Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)Intangible Assets and Goodwill

i)Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)Technology related development cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark, non-compete and favorable lease contract term acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)Intangible Assets and Goodwill – (Continued)

v)Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

•	Technology related development costs	2 - 5 years
•	Software	3 - 5 years
•	Customer – related intangible assets (Customer Relationship)	7-10 years
•	Contract – related intangible assets (Non-Compete)	5-6 years
•	Marketing – related intangible assets (Brand / Trade Mark)	7-10 years
•	Favorable lease contract term – related intangible assets	7 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Subsequently, if the criteria for held for sale is no longer met, the Group ceases to classify the asset as held for sale. The Group then measures such assets at the lower of:

(a)its carrying amount before the asset was classified as held for sale adjusted for any depreciation, or revaluations that would have been recognised had the asset not been classified as held for sale; and

(b)its recoverable amount at the date of the subsequent decision not to sell.

The Group includes any required adjustment to the carrying amount of non-current asset that ceases to be classified as held for sale in profit or loss in the period in which the criteria is no longer met. The Group presents that adjustment in the same caption in the statement of comprehensive income used to present a gain or loss, if any at the time of initial recognition.

(h)Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)Impairment

i)Non-derivative financial assets - Policy applicable from April 1, 2018

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)Impairment – (Continued)

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

ii)Non-derivative financial assets - Policy applicable before April 1, 2018

A financial asset not carried at fair value through profit or loss, including an interest in equity accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)Impairment – (Continued)

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

An impairment loss in respect of an equity-accounted is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favorable change in estimates used to determine the recoverable amount.

iii)Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)Employee Benefits

i)Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income (loss). The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)Employee Benefits – (Continued)

iv)Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

vi)Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(k)Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of  terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)Revenue from contracts with customers- Policy applicable from April 1, 2018

The Group has initially applied IFRS 15 from April 1, 2018. Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below. The effect of initially applying IFRS 15 is described in note 4(B).

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Where the Group has pre-booked the hotel room nights for an anticipated future demand from the traveler and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access its internet based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier. Payments from these parties are generally due within 60 days of invoicing.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)Revenue from contracts with customers- Policy applicable from April 1, 2018 – (Continued)

Income from rail tickets reservation is recognized as an agent on a net commission earned basis on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), except for certain category of transactions as discussed above, as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

The Company provides loyalty programs  under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Significant judgements

Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Determining the amount of such incentives from travel suppliers requires judgement.

Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgment is required to determine the standalone selling price for each distinct performance obligation.

Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.

Revenue - Policy applicable before April 1, 2018

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travellers and travel suppliers to be its customers.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)Revenue from contracts with customers- Policy applicable from April 1, 2018 – (Continued)

Revenue - Policy applicable before April 1, 2018 (continued)

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company is being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes.  In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)Revenue from contracts with customers- Policy applicable from April 1, 2018 – (Continued)

Revenue - Policy applicable before April 1, 2018 – (Continued)

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

(m)Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(n)Leasing Arrangements

i)Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

ii)Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(o)Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net), change in financial liability and net gain on change in fair value of derivatives.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortised cost of the financial liability.

Foreign currency gains and losses are reported on a net basis.

(p)Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)Income Taxes – (Continued)

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(r)Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (Refer to Note 7).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the travelers and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue (which includes adding back certain promotion expenses reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)Operating Segments – (Continued)

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, contract assets, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, contract liabilities, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)New Accounting Standards and Interpretations Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

Of those standards that are not yet effective, IFRS 16 is expected to have a material impact on the Group’s financial statements in the period of initial application.

IFRS 16, Leases:

The Group is required to adopt IFRS 16 Leases from April 1, 2019. The Group has assessed the estimated impact that initial application of IFRS 16 will have on its consolidated financial statements, as described below.

The actual impact of adopting the standard on April 1, 2019 may change as the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will recognise new assets and liabilities for operating leases of its office facilities (refer note 38). The nature of expenses related to those leases will now change because the Group will recognise a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised operating lease expense on a straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

Based on the information currently available, the Group estimates that it will recognise additional lease liabilities ranging from USD 22,000 to USD 27,000 as at April 1, 2019 and corresponding right to use asset ranging from USD 19,000 to USD 24,000.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)New Accounting Standards and Interpretations Not Yet Adopted (continued)

IFRS 16, Leases: (continued)

The Group plans to apply IFRS 16 initially on April 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings at April 1, 2019, with no restatement of comparative information.

The Group plans to apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before April 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not expect the adoption of IFRIC 23 to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

Amendment to IAS 19 – plan amendment, curtailment or settlement:

In February 2018, the International Accounting Standards Board issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and
•

to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after 1 January 2019, although early application is permitted. The Group does not expect the adoption of this amendment to have a material impact on its consolidated results of operations, cash flows, financial position or disclosures.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

4)CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

The Company has initially adopted IFRS 9 Financial Instruments (see 4A) and IFRS 15 Revenue from Contracts with Customers (see 4B) from April 1, 2018.

(A) IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Additionally, the Company has adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about the financial year 2018-19 but have not been generally applied to comparative information.

The following table summarises the impact of transition to IFRS 9 on the opening balances of fair value reserves and accumulated deficit:

Particulars	Note	Impact of adopting IFRS 9 on opening balances
Fair value reserve
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

Accumulated deficit
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

i) Classification and measurement of financial assets and financial liabilities – (Continued)

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

For an explanation of how the Company classifies and measures financial instruments and accounts for related gains and losses under IFRS 9 (refer note 3(d))

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at April 1, 2018.

		As per IAS 39		As per IFRS 9
Financial Assets	Note	Category	Carrying value	Category	Carrying value
Other investments- equity securities	(a)	Available for sale financial assets	6,071	FVOCI-equity instrument	6,071
Receivable from related party	(b)	Available for sale financial assets	17,100	At FVTPL	17,100
Trade and other receivables		Loans and receivables	58,315	Amortised cost	58,315
Cash and cash equivalents		Loans and receivables	187,647	Amortised cost	187,647
Term deposits		Loans and receivables	202,335	Amortised cost	202,335
Other investments- other securities		Held to maturity	99	Amortised cost	99
Total financial assets			471,567		471,567

	As per IAS 39		As per IFRS 9
Financial Liabilities	Category	Carrying value	Category	Carrying value
Secured bank loans	Other financial liabilities	652	Other financial liabilities	652
Trade and other payables	Other financial liabilities	117,826	Other financial liabilities	117,826
Employee related payables	Other financial liabilities	6,180	Other financial liabilities	6,180
Refund due to customers	Other financial liabilities	5,788	Other financial liabilities	5,788
Total financial liabilities		130,446		130,446

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Notes:

(a) These equity securities represent investments that the Company intends to hold for the long term for strategic purposes. As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

(b) Receivable from related party which represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity which was carried at fair value through other comprehensive income under IAS 39 is now being fair valued through profit and loss under IFRS 9.

ii) Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39 (refer note 3(i))

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Company has determined that the application of IFRS 9’s impairment requirements at April 1, 2018 does not have a material impact on the financial statements.

iii) Transition

Changes in accounting policies resulting from IFRS 9 have been applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

(B) IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). Accordingly, the information presented for the comparative years has not been restated – i.e. it is presented, as previously reported, under IAS 18 and related interpretations.

There was no material impact on the Group's consolidated results or financial position or significant accounting policies, except as identified below:

- Customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(B) IFRS 15 Revenue from Contracts with Customers – (Continued)

- The Company has reclassified the advance consideration received from customers for future travel bookings from “Advance from customers" classified in “Trade and other payables” and consideration allocated to customer loyalty programs which is deferred, classified as “Deferred revenue” to “Contract liabilities”.

- The Company has reclassified its right to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler, when that right is conditional on the Company’s future performance from “Trade and other receivables” to “Contract assets”.

The following tables summarise the impacts of adopting IFRS 15 on the Group’s consolidated statement of financial position as at March 31, 2019 and its consolidated statement of profit or loss and other comprehensive income for the year then ended for each of the line items affected. There was no material impact on the Group’s consolidated statement of cash flows for the year ended March 31, 2019.

Impact on the consolidated statement of financial position as at March 31, 2019

Particulars	Note	As reported	Adjustments	Amounts without adoption of IFRS 15
Non-current assets		1,129,641	—	1,129,641
Contract assets	(a)	313	(313)	—
Trade and other receivables	(a)	53,195	313	53,508
Others		387,137	—	387,137
Current assets		440,645	—	440,645
Total assets		1,570,286	—	1,570,286
Total Equity		1,357,368	—	1,357,368
Contract liabilities	(b)	84	(84)	—
Deferred revenue	(b)	—	84	84
Others		8,264	—	8,264
Non-current liabilities		8,348	—	8,348
Trade and other payables	(b)	110,970	63,531	174,501
Contract liabilities	(b)	70,251	(70,251)	—
Deferred revenue	(b)	—	6,720	6,720
Others		23,349	—	23,349
Current liabilities		204,570	—	204,570
Total liabilities		3,212,918	—	212,918
Total equity and liabilities		1,570,286	—	1,570,286

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(B) IFRS 15 Revenue from Contracts with Customers – (Continued)

Impact on the consolidated statement of profit or loss and other comprehensive income (loss)

		For the year ended March 31, 2019
Particulars	Note	As reported	Adjustments	Amounts Without Adoption of IFRS 15
Revenue
Air ticketing	(c)	166,714	3,058	169,772
Hotels and packages	(c)	237,524	216,408	453,932
Bus ticketing	(c)	53,745	13,950	67,695
Other revenue	(c)	28,028	861	28,889
Total revenue		486,011	234,277	720,288
Marketing and sales promotion expenses	(c)	192,080	234,277	426,357
Others		446,871	—	446,871
Result from operating activities		(152,940)	—	(152,940)
Loss for the year		(167,883)	—	(167,883)
Total comprehensive loss for the year		(241,895)	—	(241,895)

(a) The Company has reclassified its right to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance from “Trade and other receivables” amounting to USD 313 to “Contract assets” as a result of its adoption of IFRS 15.

(b) The Company has reclassified the advance consideration received from customers for future travel bookings of USD 63,531 from “Advance from customers” classified in “Trade and other payables” and consideration allocated to customer loyalty programs which is deferred, of USD 6,804 classified as “Deferred revenue” to “Contract liabilities” amounting to USD 70,335 as a result of its adoption of IFRS 15.

(c) The Company has reclassified certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue as a result of its adoption of IFRS 15.

For additional information about the Group’s accounting policies relating to revenue recognition (refer note 3(l)).

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group's Audit committee.

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)Intangible Assets

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method. The fair value of favorable lease term acquired in a business combination is determined by comparison of the terms of an acquiree’s leases with the market terms of leases of the same or similar items at the acquisition date.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	DETERMINATION OF FAIR VALUES – (Continued)
c)	Non- Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest.

d)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The fair value of acquiree’s awards exchanged in a business combination was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

h)	Financial assets classified as measured at FVTPL (March 31, 2018 and 2017: Available for Sale financial asset)

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend. Further, fair value of the right to receive equity stake in a travel entity acquired in a business combination has been determined based on revenue multiple for comparative companies.

i)	Investment in Associates

The fair value of Group’s shares, acquired as a result of a business combination, in an entity over which the Group has significant influence but not control is based on the enterprise value of that entity determined using the latest round of investment in that entity by market participants.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counter party to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR) and USD.  The currencies in which these transactions are primarily denominated are INR and USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	FINANCIAL RISK MANAGEMENT – (Continued)

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of  convertible notes and overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

7)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Chief Operating Officer, Group Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and branch offices, provides holiday packages and hotel reservations.  For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3. Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, and car bookings. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

The Group has initially applied IFRS 15 at April 1, 2018. Under the transition methods chosen, comparative information has not been restated. Until March 31, 2018, for internal reporting purposes, bus ticketing segment was included under “All other segments”.  Effective April 1, 2018, the Company has changed the composition of its operating segments which has resulted in bus ticketing segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			Total reportable segments			All other segments			Total
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
Segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Total segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Service cost	—	—	1,193	173,919	169,347	160,824	—	6,530	8,870	173,919	175,877	170,887	—	—	58	173,919	175,877	170,945
Segment revenue less service cost	118,514	202,064	234,153	140,335	313,684	351,615	5,615	44,402	58,825	264,464	560,150	644,593	9,233	16,970	28,831	273,697	577,120	673,424

Other income																363	435	220
Personnel expenses																(73,736)	(114,157)	(113,567)
Marketing and sales promotion expenses																(224,424)	(529,559)	(552,905)
Other operating expenses																(81,585)	(120,566)	(133,295)
Depreciation, amortization and impairment																(29,702)	(32,712)	(26,817)
Finance income																45,268	5,189	6,459
Finance costs																(18,289)	(3,901)	(11,329)
Impairment in respect of an equity accounted investee																—	—	(9,926)
Share of loss of equity-accounted investees																(1,702)	(1,998)	(887)
Loss before tax																(110,110)	(220,149)	(168,623)

*Certain loyalty program costs excluded from service cost amounting to USD 2,467 (March 31, 2018: Nil and March 31, 2017: Nil) for “All other segments” and included in marketing and sales promotion expenses.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS – (Continued)

Information about reportable segments: – (Continued)

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			Total reportable segments			All others segment*			Total
Particulars	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	20108	2019	2017	2018	2019
Segment revenue	118,514	202,064	235,346	314,254	483,031	512,439	5,615	50,932	67,695	438,383	736,027	815,480	9,233	16,970	28,889	447,616	752,997	844,369
Less: Promotion expenses recorded	—	(34,673)	(68,632)	—	(43,068)	(274,915)	—	—	(13,950)	—	(77,741)	(357,497)	—	—	(861)	—	(77,741)	(358,358)
as a reduction of revenue**	118,514	167,391	166,714	314,254	439,963	237,524	5,615	50,932	53,745	438,383	658,286	457,983	9,233	16,970	28,028	447,616	675,256	486,011
Consolidated Revenue
Marketing and sales promotion expenses																(224,424)	(529,559)	(529,559)
Less: Promotion expenses recorded as a reduction of revenue																—	77,741	358,358
Less: Certain loyalty program costs related to "All other segments																—	—	2,467
Consolidated marketing and sales promotion expenses																(224,424)	(451,818)	(192,080)

_________

Notes: **For purposes of reporting to the CODM, certain promotion expenses including customers discounts, customer inducement and acquisition cost and loyalty programs costs, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2017	2018	2019	2018	2019
India	415,555	647,077	453,912	1,195,212	1,110,600
United States	2,382	113	647	14	7
South East Asia	11,115	10,888	20,145	4,838	5,504
Europe	9,184	6,972	4,811	—	—
Others	9,380	10,206	6,496	226	218
Total	447,616	675,256	486,011	1,200,290	1,116,329

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

8)BUSINESS COMBINATIONS

(a)Acquisition of ibibo Group

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which was jointly owned by Naspers Limited and Tencent Holdings Limited).

Through this acquisition, MMYT intended to bring together a bouquet of leading consumer travel brands in India, including MakeMyTrip, goibibo and redBus. MMYT aims to create one of the leading travel groups in India that provides a one-stop shop for all Indian travelers and serves as a critical partner for travel industry suppliers. The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business.

The operations of ibibo Group were consolidated in the financial statements of the Group from January 31, 2017. In the year ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue would have been USD 609,798 and consolidated loss for the year ended March 31, 2017 would have been USD 225,355. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the year.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)BUSINESS COMBINATIONS – (Continued)

(a)Acquisition of ibibo Group – (Continued)

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Replacement share-based payment awards	15,008
Total Consideration transferred	1,114,281

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent was USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business combination includes USD 15,008 transferred to employees of ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)BUSINESS COMBINATIONS – (Continued)

(a)Acquisition of ibibo Group – (Continued)

Acquisition-related costs

The Group incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts were included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,189
Intangible assets	153,860
Other non-current assets	20,499
Current assets and liabilities, net (including cash and cash	(12,309)
equivalents of USD 19,988) Employee benefits	(605)
Equity stake in an associate	2,060
Total identifiable net assets assumed	164,694
Non-controlling interest	(617)
Goodwill	950,204
Total purchase price	1,114,281

The fair value of the current assets acquired includes trade receivable with a fair value of USD 7,601.

The goodwill was attributable mainly to the skills and technical talent of ibibo Group’s work force and the synergies expected to be achieved from integrating the ibibo Group into the Group’s existing business. Goodwill recognized is not expected to be deductible for income tax purposes.

(b)Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India.

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for the bus and hotel suppliers ecosystem and to accelerate growth in all of its travel segments and further strengthen the Group's strong market position.

The operations of Bitla have been consolidated in the financial statements of the Group from July 25, 2018. In the year ended March 31, 2019, Bitla contributed revenue of USD 4,208 and loss of USD 1,953 to the Group’s result.

If the acquisition had occurred on April 1, 2018, management estimates that consolidated revenue would have been USD 487,512 and consolidated loss for the year ended March 31, 2019 would have been USD 169,508. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2018.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)BUSINESS COMBINATIONS – (Continued)

(b)Acquisition of Bitla Software Private Limited (continued)

Consideration transferred

The purchase consideration comprised of the following:

Cash consideration	11,942
Total consideration transferred	11,942

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, will be recorded as compensation cost under IAS 19 for future services till July 2020 and does not form part of consideration for acquiring the shares. The Company has recorded compensation cost of USD 1,844 associated with this liability during the year ended March 31, 2019.

Acquisition-related costs

The Group incurred acquisition related costs of USD 46 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2019.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Bitla were recorded at their fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities including certain tax matters during the year ended March 31, 2019, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 261 to goodwill and of USD 223 to other non- current assets and of USD 38 to current assets and liabilities from tax related adjustments.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	49
Intangible assets	6,066
Other non-current assets	22
Current assets and liabilities, net (including cash and cash equivalents of USD 691)	464
Employee benefits	(57)
Deferred tax liabilities	(1,317)
Right to receive equity stake in a travel entity	411
Total identifiable net assets acquired	5,638
Goodwill	6,304
Total purchase price	11,942

The fair value of the current assets acquired includes trade receivables with a fair value of USD 645.

The goodwill was attributable mainly to the skills and technical talent of Bitla’s work force. Goodwill recognized is not expected to be deductible for income tax purposes.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

9)INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of loss in these associates.

	As at March 31
Particulars	2018	2019
Carrying amount of interests in associates	16,316	5,244

	For the year ended March 31
Particulars	2017	2018	2019
Company's share of loss in associates	(1,702)	(1,998)	(887)

a) HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ.

b) Simplotel Technologies Private Limited (Simplotel)

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

10)OTHER INVESTMENTS

	As at March 31
Particulars	2018	2019
Investment in equity and other securities	6,170	5,662
Total	6,170	5,622

These investments were classified as “Available-for-sale Financial Assets" and "Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and measurement”.

Pursuant to adoption of IFRS 9 "Financial Instruments", these investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Group’s exposure to risks and fair value measurement is disclosed in Note 6 and 37.

11)REVENUE

The Group’s operations and main revenue streams are described in the last and these annual financial statements. The nature and effects of initially applying IFRS 15 on the Group’s consolidated financial statements are disclosed in Note 4.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors. (refer note 7)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

11)REVENUE – (Continued)

B. Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	April 1, 2018	March 31, 2019
Receivables, which are included in ‘Trade and other receivables’	48,983	46,818
Contract assets	221	313
Contract liabilities	59,169	70,335

Non-current	91	84
Current	59,078	70,251
Total contract liabilities	59,169	70,335

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

Changes in contract assets are as follows:

As at March 31, 2019
Balance at the beginning of the year	221
Revenue recognised during the year	313
Invoices raised during the year	(206)
Translation exchange difference	(15)
Balance at the end of the year	313

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations which was earlier classified as "advance from customers", and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred, and which was earlier classified as deferred revenue.

As at April 1, 2018, USD 57,816 of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 53,972 of which was applied to revenue and USD 3,844 was refunded to customers during the year ended March 31, 2019. As at March 31, 2019, the related balance was USD 63,531.

As at April 1, 2018, USD 1,353 of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 1,226 of which was applied to revenue during the year ended March 31, 2019. As at March 31, 2019, the related balance was USD 6,804.

No information is provided about remaining performance obligations at March 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

12)OTHER REVENUE

Particulars	For the year ended March 31
	2017	2018	2019
Facilitation fee	6,956	14,588	20,410
Brand alliance fees	—	—	2,641
Advertising revenue	1,326	981	781
Commission on rail reservation	208	503	700
Miscellaneous	743	898	3,496
Total	9,233	16,970	28,028

13)OTHER INCOME

Particulars	For the year ended March 31
	2017	2018	2019
Excess provision written back	93	96	167
Net gain on disposal of property, plant and equipment	—	—	53
Others	270	339	—
Total	363	435	220

14)PERSONNEL EXPENSES

Particulars	For the year ended March 31
	2017	2018	2019
Wages, salaries and other employees benefits	42,073	62,303	66,358
Contributions to defined contribution plans	2,204	3,055	3,068
Expenses related to defined benefit plans	363	868	1,122
Equity-settled share based payment	26,795	44,716	39,745
Employee welfare expenses	2,301	3,215	3,274
Total	73,736	114,157	113,567

15)OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2017	2018	2019
Payment gateway and other charges	27,269	50,597	56,589
Outsourcing expenses	16,920	26,158	24,335
Travelling and conveyance	3,537	3,105	3,586
Communication	4,385	5,288	5,339
Repairs and maintenance	4,322	5,300	5,303
Rent	3,831	7,701	6,581
Legal and professional*	11,395	7,894	7,975
Website hosting charges	2,428	6,771	11,228
Net loss on disposal of property, plant and equipment	46	70	—
Intangible assets written off	—	356	—
Miscellaneous expenses	7,452	7,326	12,359
Total	81,585	120,566	133,295

Notes: * Includes USD 288 towards cost related to share based payment for the year ended March 31, 2019 (March 31, 2018: USD 144, March 31, 2017: Nil)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2017	2018	2019
Depreciation	5,149	4,357	3,895
Amortization	9,386	25,481	22,922
Impairment	15,167	2,874	—
Total	29,702	32,712	26,817

17)FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2017	2018	2019
Recognized in profit or loss
Interest income on term deposits	2,208	4,503	4,876
Other interest income	633	686	1,583
Net gain on change in fair value of derivative financial instrument	42,427	—	—
Finance income	45,268	5,189	6,459

Interest expense on financial liabilities measured at amortised cost	8,574	422	299
Change in financial liability	2	—	—
Net foreign exchange loss	1,669	2,386	9,783
Impairment loss on trade and other receivables	1,771	604	816
Finance and other charges	6,273	489	431
Finance costs	18,289	3,901	11,329

Net finance income (costs) recognized in profit or loss	26,979	1,288	(4,870)

18)INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2017	2018	2019
Current tax expense
Current period	(237)	(135)	(60)
Current tax expense	(237)	(135)	(60)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	1,928	(1,231)	7,156
Change in unrecognized deductible temporary differences	(1,908)	620	(6,385)
Utilization of previously unrecognised tax losses	24	655	29
Deferred tax benefit	44	44	800

Total	(193)	(91)	740

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income Tax Recognized in Other Comprehensive Income (loss)

	For the year ended March 31
	2017			2018			2019
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
Foreign currency translation differences on foreign operations	48,618	—	(48,618)	(1,915)	—	(1,915)	(72,919)	—	(72,919)
Net change in fair value of available-for-sale financial assets	(809)	—	(809)	2,280	—	(2,280)	—	—	—
Equity instruments at FVOCI – net change in fair value	—	—	—	—	—	—	(508)	—	(508)
Remeasurement of defined benefit (asset) liability	(266)	—	(266)	(422)	—	(422)	(585)	—	(585)
Total	47,543	—	47,543	(57)	—	(57)	(74,012)	—	(74,012)
Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2017		2018		2019
Loss for the year		(110,303)		(220,240)		(167,883)
Income tax benefit (expense)		(193)		(91)		740
Loss before tax		(110,110)		(220,149)		(168,623)

Income tax benefit using the Company's domestic tax rate	15.00%	16,517	15.00%	33,020	14.99%	25,285
Effect of tax rates in foreign jurisdictions	13.60%	14,978	13.90%	30,611	13.19%	22,238
Non deductible expenses	3.64%	(4,005)	0.81%	(1,781)	1.39%	(2,338)
Tax exempt income	5.99%	6,593	0.28%	622	0.42%	709
Utilization of previously unrecognised tax losses	0.02%	24	0.30%	655	0.02%	29
Current year losses for which no deferred tax asset was recognized	29.37%	(32,340)	29.00%	(63,833)	23.03%	(38,830)
Change in unrecognised temporary differences	1.73%	(1,908)	0.28%	620	3.79%	(6,385)
Others	0.05%	(52)	0.00%	(5)	0.02%	32
		(193)		(91)		740

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Fixtures and fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work-in- Progress	Total
Cost
Balance as at April 1, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Additions	—	—	2,198	412	456	344	3,540	—	(2,753)	4,197
Disposals*	(845)	(509)	(341)	(123)	(367)	(441)	(113)	—	—	(2,739)
Effect of movements in foreign exchange rates	33	20	42	2	27	9	(17)	—	14	130
Balance as at March 31, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
Balance as at April 1, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
Acquisitions through business combination	—	—	32	6	10	1	—	—	—	49
Reclassification from assets held for sale	845	509	—	—	—	—	—	—	—	1,354
(refer note 26)
Additions	—	—	2,036	110	149	335	782	—	41	3,453
Disposals	—	—	(644)	(18)	(29)	(155)	(169)	—	—	(1,015)
Effect of movements in foreign exchange rates	34	20	(948)	(52)	(112)	(85)	(402)	(1)	(2)	(1,548)
Balance as at March 31, 2019	879	529	15,914	917	1,944	1,497	6,583	8	89	28,360

Accumulated depreciation and impairment loss
Balance as at April 1, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Depreciation for the year	—	10	2,773	184	361	302	727	—	—	4,357
Disposals*	—	(203)	(252)	(35)	(330)	(241)	(106)	—	—	(1,167)
Effect of movements in foreign exchange rates	—	7	54	(22)	(9)	6	6	—	—	42
Balance as at March 31, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377
Balance as at April 1, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377
Reclassification from assets held for sale	—	203	—	—	—	—	—	—	—	203
(refer note 26)
Depreciation for the year	—	223	2,243	153	387	248	640	1	—	3,895
Disposals	—	—	(591)	(7)	(24)	(130)	(154)	—	—	(906)
Effect of movements in foreign exchange rates	—	13	(539)	(13)	(50)	(44)	(75)	—	—	(708)
Balance as at March 31, 2019	—	439	10,239	390	1,236	815	1,735	7	—	14,861

Carrying amounts
As at April 1, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334
As at March 31, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690

As at April 1, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690
As at March 31, 2019	879	90	5,675	527	708	682	4,848	1	89	13,499

* includes assets reclassified to assets held for sale with cost of USD 1,354 and accumulated depreciation of USD 203.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand/ Trade Mark	Technology Related Development Cost	Software	Favourable Lease Contract term	Capital Work-in- Progress	Total
Cost
Balance as at April 1, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Additions/Adjustment*	—	—	—	—	8,028	318	—	(542)	7,804
Disposals	—	—	—	—	(392)	(237)	(260)	—	(889)
Effect of movements in foreign exchange rates	(2,081)	3	10	(302)	(163)	10	—	(3)	(2,526)
Balance as at March 31, 2018	1,004,354	3,632	470	151,067	51,244	7,092	—	3,647	1,221,506
Balance as at April 1, 2018	1,004,354	3,632	470	151,067	51,244	7,092	—	3,647	1,221,506
Acquisitions through business combination	6,304	3,073	189	706	2,098	—	—	—	12,370
Additions/Adjustment*	—	—	—	—	5,565	141	—	559	6,265
Effect of movements in foreign exchange rates	(64,335)	(188)	(7)	(9,100)	(2,789)	(435)	—	(189)	(77,043)
Balance as at March 31, 2019	946,323	6,517	652	142,673	56,118	6,798	—	4,017	1,163,098

Accumulated amortization and impairment loss
Balance as at April 1, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Amortization for the year	—	493	10	14,216	9,764	973	25	—	25,481
Impairment for the year**	—	—	—	—	2,373	—	—	501	2,874
Disposals	—	—	—	—	(358)	(160)	(31)	—	(549)
Effect of movements in foreign exchange rates	—	4	10	(102)	(169)	17	—	33	(207)
Balance as at March 31, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989
Balance as at April 1, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989
Amortization for the year	—	876	21	13,221	8,174	630	—	—	22,922
Effect of movements in foreign exchange rates	—	(18)	(5)	(983)	(1,213)	(342)	—	(128)	(2,689)
Balance as at March 31, 2019	9,625	2,135	479	39,095	34,452	5,931	—	2,505	94,222

Carrying amounts
As at April 1, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727
As at March 31, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517

As at April 1, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517
As at March 31, 2019	936,698	4,382	173	103,578	21,666	867	—	1,512	1,068,876

* Represents additions of USD 6,052 (March 31, 2018: USD 7,506)  to capital work-in-progress, adjusted for amounts capitalized out of capital work-in-progress amounting to USD 5,493 (March 31, 2018: USD 8,028).

** In March 2018, the management of the Company decided to suspend operations in one of its Indian subsidiary, as it does not intend to continue operations in the future in that entity. The Group tested the technology related development cost of that entity for recoverability and recognised an impairment loss of USD 2,874 during the year ended March 31, 2018.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2018	2019
ibibo Group - Go ibibo	836,559	782,375
ibibo Group - redBus	154,390	144,390
Bitla	—	6,233
Luxury Tours & Travel Pte Ltd	2,475	2,395
ITC Group	1,305	1,305
Total	994,729	936,698

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to six years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31
Particulars	2018	2019
Discount rate ( pre-tax)	19-24%	18-24.3%
Discount rate ( post-tax)	15-20%	15-20%
Terminal value growth rate	3.5-4%	3.5-5%
EBITDA margin (5-6 years)	(14.7)-42.5%	(5.6)-43.0%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five to six years and a terminal growth rate thereafter. The terminal growth rate and EBITDA margins were determined based on management's estimate consistent with the assumptions that a market participant would make.

Based on the above, no impairment was identified as of March 31, 2019 and March 31, 2018 as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours Travels Pte Ltd, ITC group and Bitla, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 7.8% as of March 31, 2019 (March 31, 2018: 14.4%). An increase of 1.02% (March 31, 2018: 1.72%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 2.74% (March 31, 2018: 3.16%) shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 18.0% as of March 31, 2019 (March 31, 2018: 14.3%). An increase of 2.22% (March 31, 2018: 1.57%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 2.15% (March 31, 2018: 2.12%) shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

21)TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2018	2019
Deductible temporary differences	27,816	34,703
Minimum alternate tax	744	644
Tax loss carry forwards	180,175	196,731
Total	208,735	232,078

During the year ended March 31, 2017, 2018 and 2019, the Company did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the Indian subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore entity amounting to USD 796, which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 32,657 in the Indian subsidiaries can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2018	2019	2018	2019	2018	2019
Property, plant and equipment	—	—	(390)	—	(390)	—
Intangible assets	—	—	(33,675)	(30,002)	(33,675)	(30,002)
Share based payments	—	115	—	—	—	115
Tax loss carry forwards	33,950	29,286	—	—	33,950	29,286
Deferred tax assets/(liabilities) before set off	33,950	29,401	(34,065)	(30,002)	(115)	(601)
Set off	(33,950)	(29,401)	33,950	29,401	—	—
Net deferred tax assets/(liabilities)	—	—	(115)	(601)	(115)	(601)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2017	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2018	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2019
Property, plant and equipment	(75)	(317)	—	2	(390)	—	362	—	28	—
Intangible assets	(37,674)	3,945	—	54	(33,675)	(1,688)	3,147	—	(2,214)	(30,002)
Share based payments	—	—	—	—	—	—	115	—	—	115
Tax loss carry forwards	37,590	(3,584)	—	(56)	33,950	371	(2,824)	—	(2,211)	29,286
Total	(159)	44	—	—	(115)	(1,317)	800	—	31	(601)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

22)TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2018	2019
Trade and other receivables, net	49,204	46,819
Due from employees	108	326
Security deposits, net	6,704	6,550
Interest accrued on term deposits	2,299	1,767
Total	58,315	55,462
Non-current	1,929	2,267
Current	56,386	53,195
Total	58,315	55,462

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 6 and 37. Trade and other receivables from related parties are disclosed in note 40

23)CASH AND CASH EQUIAVLENTS

	As at March 31
Particulars	2018	2019
Cash in hand	128	93
Funds in transit	33,123	45,108
Bank balances	74,239	132,789
Term deposits	80,157	—
Total	187,647	177,990

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end. Funds in transit from related parties are disclosed in note 40.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 6 and 37.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

24)TERM DEPOSITS

	As at March 31
Particulars	2018	2019
Term deposits	202,335	134,133
Total	202,335	134,133
Non-current	165	139
Current	202,170	133,994
Total	202,335	134,133

As of March 31, 2019, term deposits with banks include USD 90 (March 31, 2018: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2019, term deposits include USD 1,687 (March 31, 2018: USD 1,710) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

25)OTHER CURRENT ASSETS

	As at March 31
Particulars	2018	2019
Advance to suppliers	70,196	67,268
Prepaid expenses	4,578	4,207
Prepaid lease rentals	313	306
Receivable from related party	17,100	—
Other assets*	355	1,351
Total	92,542	73,132

In connection with acquisition of the ibibo Group in fiscal year 2017, the Company received an entitlement to future proceeds from the sale of stake in an Indian entity engaged in the B2B online travel industry, from MIH Internet (subsidiary of Naspers Limited) which had been classified as receivable from related party. This entitlement had been classified as Fair value through Profit or Loss (FVTPL) under IFRS 9. In September 2018, the Company realised USD 17,101 against this entitlement. The Group's exposure to risks and fair value measurement is disclosed in note 6 and 37.

* As at March 31, 2019, includes USD 411 towards right to receive equity stake in a travel entity acquired in business combination (refer note 8)

26)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2018	2019
Property, plant and equipment	1,220	—
Total	1,220	—

In February 2017, the management of the Company had decided to curtail its operations in Hotel Travel Group (HT group), and consequently in July 2017, Land and Building relating to HT group were classified under assets held for sale as the Company intended to sell these assets in its present condition and search for an active buyer was initiated.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	ASSETS HELD FOR SALE (continued)

The fair value of these assets was categorized under Level 3 of the fair value hierarchy which was determined based on the consideration agreed with the buyer or independent valuation report obtained by the Company.

During the year ended March 31, 2019, the criteria for held for sale is no longer met, consequently the Company has reclassified the assets held for sale to property, plant and equipment.

27)OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2018	2019
Prepaid lease rentals	2,336	2,006
Indirect tax paid	11,385	—
Prepaid expenses	886	267
Total	14,607	2,273

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court ordered for refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI had filed an appeal against the order of the Delhi High Court before the Supreme Court of India with an application to stay the grant of refund. The Supreme Court upheld the order passed by the Delhi High Court in the month of February 2019 and consequently the DGCEI has refunded the aforementioned amount to the Company.

28)	CAPITAL AND RESERVES

A.Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the year on exercise of share based awards	1,137,232	1	27,462	—	—	—
Issue of ordinary shares in placement offer, net of issuance costs	5,500,000	3	195,514	3,666,667	2	130,342
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	960,418	—	16,627	—	—	—
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115

*Par value of USD 0.0005 per share

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)CAPITAL AND RESERVES – (Continued)

A.Share Capital and Share Premium – (Continued)

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B.Nature and purpose of reserves

i.Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, United Arab Emirates, Israel, Peru, Colombia, Indonesia and China subsidiaries.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii.Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv.Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

C.Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and operating cash. The Group is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

29)LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2017, 2018 and 2019:

	For the year ended March 31
Particulars	2017	2018	2019
Loss attributable to ordinary shareholders (including Class B shareholders)	(110,168)	(218,412)	(167,759)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	52,607,986	100,394,080	103,989,421
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	52,607,986	100,394,080	103,989,421
Loss per share (USD)
Basic	(2.09)	(2.18)	(1.61)
Diluted	(2.09)	(2.18)	(1.61)

For the year ended March 31, 2019, 2,445,546 (March 31, 2018 : 4,832,824, March 31, 2017 : 3,319,322) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2019, Nil (March 31, 2018 : Nil, March 31, 2017 : 5,428,117) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

30)LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 6 and 37.

	As at March 31
Particulars	2018	2019
Non-current liabilities
Secured bank loans	424	474
Non-current portion of loans and borrowings	424	474

	As at March 31
Particulars	2018	2019
Current liabilities
Current portion of secured bank loans	228	233
Current portion of loans and borrowings	228	233

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

30)LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2018		As at March 31, 2019
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	8% - 13%	2018 - 2024	1,079	652	1,196	707

The bank loans are secured over motor vehicles with a carrying amount of USD 641 as at March 31, 2019 (March 31, 2018: USD 584).

Credit facilities

The Group has fund based limits with various banks amounting to USD 5,760 as at March 31, 2019 (March 31, 2018: USD 5,389). The Group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2019 (March 31, 2018: USD Nil) (refer note 23).

As at March 31, 2019, the Group has obtained limits of approximately USD 38,684 (March 31, 2018: USD 29,058) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 24), property, plant and equipment, inventory and trade receivables of USD 61,060 (March 31, 2018: USD 67,638) of various subsidiaries which are availing these limits. As at March 31, 2019 and March 31, 2018, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to two Indian subsidiaries.

31)OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2018	2019
Statutory liabilities	11,442	11,304
Deferred rent liabilities	14	83
Employee related payables	5,596	5,932
Refund due to customers	5,788	5,551
Deferred income	—	246
Total	22,840	23,116

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2018	2019
Deferred rent liabilities	1,617	2,112
Employee related payables	584	—
Deferred income	—	288
Total	2,201	2,400

33)DEFERRED REVENUE

	As at March
Particulars	2018	2019*
Global Distribution System providers	91	—
Loyalty programme	937	—
Others	325	—
Total	1,353	—

Non-current	91	—
Current	1,262	—
Total	1,353	—

*Upon adoption of IFRS 15 from April 1, 2018, the Group has reclassified deferred revenue to contract liabilities (refer note 4 and 11).

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its websites or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo, etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

The Company provides various loyalty programs under which participating customers earn loyalty points or qualifying spends under loyalty programs on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)EMPLOYEE BENEFITS

	As at March 31
Particulars	2018	2019
Net defined benefit liability	2,458	3,424
Other long term employee benefit (liability for compensated absences)	1,263	1,365
Total employee benefit liabilities	3,721	4,789

	As at March 31
Particulars	2018	2019
Present value of unfunded obligations	2,458	3,424
Total	2,458	3,424

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited, Ibibo Group Private Limited and Bitla Software Private Limited) is a defined benefit plan. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) and Bitla Software Private Limited (‘Bitla’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A. Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Particulars	2018	2019	2018	2019	2018	2019
Balance as at April 1	2,236	2,994	(871)	(536)	1,356	2,458
Acquired through business combination	—	42	—	—	—	42
Included in profit or loss
Current service cost	546	646	—	—	546	646
Past service cost	236	332	—	—	236	332
Interest cost (income)	131	189	(45)	(45)	86	144
	913	1,167	(45)	(45)	868	1,122
Included in other comprehensive income
Remeasurement loss (gain) :
– Actuarial loss (gain) arising from :
– demographic assumptions	—	6	—	—	—	6
– financial assumptions	(14)	69	—	—	(14)	69
– experience adjustment	458	523	—	—	458	523
– Return on plan assets excluding interest income	—	—	(22)	(13)	(22)	(13)
	444	598	(22)	(13)	422	585
Effects of movement in foreign exchange rate	(13)	(186)	1	32	(12)	(154)
Other
Contribution by employer	—	—	—	(416)	—	(416)
Benefits paid	(586)	(346)	401	133	(185)	(213)
Balance as at March 31	2,994	4,269	(536)	(845)	2,458	3,424

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

A. Movement in the net defined benefit (asset) liability – (Continued)

	As at March 31
Net defined benefit liability represented by:	2018	2019
MMT India	2.004	2.895
GI India	454	427
Bitla	—	102

During the year ended March 31, 2019, the gratuity plan for the employees of MMT India was amended for revision in the underlying ceiling limits.

The Group expects to pay USD 708 in contributions to its defined benefit plans in the financial year 2019-20.

B.Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2018	2019
Funds managed by the insurer	100%	100%

C.Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2018	2019
Discount rate (per annum)	7.10%	6.80%
Future salary growth (per annum)	11.00%	11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-60

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

D.Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended March 31, 2018		For the year ended March 31, 2019
Particulars	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(119)	129	(164)	178
Future salary growth (1% movement)	110	(106)	165	(156)
Withdrawal rate (10% movement)	(323)	511	(418)	729

35)SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)  MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2017, 2018 and 2019.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per Share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
Particulars	2017	2017	2018	2018	2019	2019
Outstanding at the beginning of the year	1.45	379,939	1.14	333,121	1.28	261,410
Granted during the year	—	—	—	—	—	—
Forfeited and expired during the year	—	—	—	—	—	—
Exercised during the year	3.64	(46,818)	0.63	(71,711)	1.23	(243,571)
Outstanding at the end of the year	1.14	333,121	1.28	261,410	1.98	17,839
Exercisable at the end of the year	1.14	333,121	1.28	261,410	1.98	17,839

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

a)  MakeMyTrip.com Equity Option Plan (MMT ESOP Plan) – (Continued)

The options outstanding at March 31, 2019 have an exercise price per share of USD 1.9765 (March 31, 2018 : USD 0.742 to USD 1.9765 and March 31, 2017: USD 0.4875 to USD 1.9765) and a weighted average contractual life of 2 years and 3 months (March 31, 2018: 3 years 3 months and March 31, 2017: 3 months).

During the year ended March 31, 2019, share based payment expense for these options recognized under personnel expenses (refer note 14) amounted to Nil (March 31, 2018: Nil and March 31, 2017: Nil).

b)Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2017, 2018 and 2019, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share. The fair value of each RSU is the market price of one common share of the Group on the date of grant.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years

Notes:

1. Of the RSU granted during the year ended March 31, 2019:

- 1,199,663 (March 31, 2018: 690,757 and March 31, 2017: 3,348,389) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 125,868 (March 31, 2018: Nil and March 31, 2017: Nil) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

- Nil (March 31, 2018: Nil and March 31, 2017: 3,000) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

b)Share Incentive Plan – (Continued)

2. In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. These RSUs can be exercised within a period of 10 years from the grant date i.e. January 31, 2017.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particular	2017	2017	2018	2018	2019	2019
Outstanding at the beginning of the year	0.0005	2,867,713	0.0005	6,367,186	0.0005	5,433,399
Granted during the year	0.0005	4,481,294	0.0005	690,757	0.0005	1,325,531
Forfeited and expired during the year	0.0005	(154,805)	0.0005	(559,023)	0.0005	(307,257)
Exercised during the year	0.0005	(827,016)	0.0005	(1,065,521)	0.0005	(716,847)
Outstanding at the end of the year	0.0005	6,367,186	0.0005	5,433,399	0.0005	5,734,826
Exercisable at the end of the year	0.0005	1,325,558	0.0005	1,313,158	0.0005	1,650,767

The grant date fair value of RSUs granted during the year is in the range of USD 24.33 to USD 36.15 (March 31, 2018: USD 28.75 to USD 33.55 and March 31, 2017: USD 14.86 to USD 32.70).

The RSUs outstanding at March 31, 2019 have an exercise price per share of USD 0.0005 (March 31, 2018: USD 0.0005 and March 31, 2017: USD 0.0005) and a weighted average contractual life of 4.9 years (March 31, 2018: 5.2 years and March 31, 2017: 6.2 years).

During the year ended March 31, 2019, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 39,714 (March 31, 2018 : USD 44,730 and March 31, 2017 : USD 26,620) and, under legal and professional expenses (refer note 15) amounted to USD 288 (March 31, 2018 : USD 144 and March 31, 2017 : Nil) for the RSUs granted under the share incentive plan.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) – (Continued)

c) Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2019, no employee stock options (March 31, 2018: 11,789 and March 31 2017: 25,032) or ESOP, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

The number and weighted average exercise price of employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2017	2017	2018	2018	2019	2019
Outstanding at beginning of the year	—	—	0.0154	21,711	0.0154	21,955
Granted during the year	0.0154	25,032	0.0154	11,789	—	—
Forfeited and expired during the year	0.0154	(3,321)	0.0154	(11,545)	0.0154	(8,291)
Exercised during the year	—	—	—	—	—	—
Outstanding at the end of the year	0.0154	21,711	0.0154	21,955	0.0154	13,664
Exercisable at the end of the year	—	—	0.0154	11,370	0.0154	13,664

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

For the Year Ended March 31, 2018
Fair value of ESOP and assumptions
Share price at grant date (USD)	14.64 - 29.19
Fair value at grant date (USD)	14.64 - 29.19
Exercise price (USD)	0.0154
Expected volatility	41.67% - 43.56%
Expected term	10 years
Expected dividends	—
Risk-free interest rate	7.55% - 7.72%

The ESOPs outstanding at March 31, 2019 have an exercise price per share of USD 0.0154 (March 31, 2018 : USD 0.0154 and March 31, 2017 : USD 0.0154) and a weighted average contractual life of 8.7 years (March 31, 2018: 10.4 years and March 31, 2017 : 11.1 years).

During the year ended March 31, 2019, share based payment expense recognized (reversed) under personnel expenses (refer note 14) amounted to USD 31 (March 31, 2018: USD (14)  and March 31, 2017 : USD 175) for the ESOPs granted under the Bona Vita ESOP plan.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2018	2019
Other trade payables	74,814	69,204
Accrued expenses	43,012	41,766
Advance from customers*	57,816	—
Total	175,642	110,970

*Upon adoption of IFRS 15 from April 1, 2018, the Group has reclassified advance from customers to contract liabilities (refer note 4 and 11).

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and 37.

37)FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2018	2019
Contract assets	—	313
Trade and other receivables	58,315	55,462
Other assets*	17,100	—
Term deposits	202,335	134,133
Cash and cash equivalents (except cash in hand)	187,519	177,897
Total	465,269	367,805

* Other assets mainly includes receivable from related party of USD Nil (March 31, 2018 : USD 17,100) (refer note 25 and 27). The maximum exposure to credit risk is represented by the carrying amount of this financial asset.

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date by geographic region was:

	As at March 31
Particulars	2018	2019
India	46,006	45,495
Thailand	5,475	4,550
Malaysia	609	419
Singapore	1,692	1,542
Netherlands	11	7
Other	4,522	3,762
Total	58,315	55,775

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Exposure to Credit Risk – (Continued)

The maximum exposure to credit risk for trade and other receivables, term deposits and contract assets at the reporting date by type of counterparty was:

	As at March 31
Particulars	2018	2019
Airlines	26,365	19,147
Retail customers	4,092	3,861
Corporate customers	18,231	23,724
Deposit with hotels and others	6,704	6,550
Term deposits with bank	202,335	134,133
Other	2,923	2,493
Total	260,650	189,908

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables and contract assets. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits, security deposits and contract assets at the reporting date was:

	As at March 31
	2018		2019
Particulars	Gross	Impairment	Gross	Impairment
Not past due	245,249	—	168,901	—
Past due 0-30 days	5,161	—	7,934	—
Past due 30-120 days	5,968	—	9,045	—
More than 120 days	5,851	1,579	5,879	1,851
Total	262,229	1,579	191,759	1,851

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Impairment Losses – (Continued)

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2018	2018
Balance at the beginning of the year	2,544	1,579
Allowance for impairment	150	816
Amounts written off against the allowance	(1,102)	(451)
Effects of movement in exchange rate	(13)	(93)
Balance at the end of the year	1,579	1,851

Allowance for impairment mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables and contract assets.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2019
Non-derivative financial	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
liabilities	amount	cash flows*	or less	months	years	years	years
Secured bank loans	707	(820)	(151)	(135)	(232)	(301)	(1)
Trade and other payables	110,970	(110,970)	(110,970)	—	—	—	—
Other liabilities	5,932	(5,932)	(5,932)	—	—	—	—
Refund due to customers	5,551	(5,551)	(5,551)	—	—	—	—
Total	123,160	(123,273)	(122,604)	(135)	(232)	(301)	(1)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2018
Non-derivative financial	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
liabilities	amount	cash flows*	or less	months	years	years	years
Secured bank loans	652	(756)	(143)	(136)	(214)	(254)	(9)
Trade and other payables	117,826	(117,826)	(117,826)	—	—	—	—
Other liabilities	6,180	(6,300)	(5,116)	(585)	(599)	—	—
Refund due to customers	5,788	(5,788)	(5,788)	—	—	—	—
Total	130,446	(130,670)	(128,873)	(721)	(813)	(254)	(9)

Notes: * Represents undiscounted cash flows of interest and principal

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD.  The currencies in which these transactions are primarily denominated are INR and USD.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2018	2019
Trade and other receivables	11,163	2,615
Trade and other payables	(99,176)	(144,478)
Cash and cash equivalents	1,279	6,802
Net exposure	(86,734)	(135,061)

The following significant exchange rates applied during the year:

	Average exchange rate per		Reporting date rate per unit
			As at March 31
USD	2017-18	2018-19	2018	2019
INR 1	0.0155	0.0144	0.0154	0.0144

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2018	2019
10% strengthening of USD against INR	(8,260)	(12,863)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2018	2019
Fixed rate instruments
Financial assets
Term deposits	202,335	134,133
Term deposits included in Cash and cash equivalents*	80,157	—
Financial liabilities
Secured bank loans	(652)	(707)
	281,840	133,426

*Total cash and cash equivalents: USD 177,990 (March 31, 2018: USD 187,647)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2019
	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563
Right to receive equity stake in a travel entity (FVTPL)	411	411
	5,974	5,974
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	55,462	55,462
Term deposits	134,133	134,133
Cash and cash equivalents	177,990	177,990
Other investments - other securities	99	99
	367,684	367,684
Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	707	707
Trade and other payables	110,970	110,970
Employee related payables	5,932	5,932
Refund due to customers	5,551	5,551
	123,160	123,160

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Fair values (continued)

Fair Values versus Carrying Amounts (continued)

	As at March 31, 2018
Particulars	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments - equity securities	6,071	6,071
Receivable from related party	17,100	17,100
	23,171	23,171
Assets carried at amortised cost (Loans and receivables)
Trade and other receivables	58,315	58,315
Term deposits	202,335	202,335
Cash and cash equivalents (Held-to-maturity)	187,647	187,647
Other investments - other securities	99	99
	448,396	448,396

Liabilities carried at amortized cost (other financial liabilities)
Secured bank loans	652	652
Trade and other payables	117,826	117,826
Employee related payables	6,180	6,180
Refund due to customers	5,788	5,788
	130,446	130,446

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
	As at March 31, 2019
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,563	5,563
Right to receive equity stake in a travel entity	—	—	411	411
Total Assets	—	—	5,974	5,974

	As at March 31, 2018
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,071	6,071
Receivable from related party	—	—	17,100	17,100
Total Assets	—	—	23,171	23,171

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Fair values – (Continued)

Fair value hierarchy (continued)

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2019
Particulars	Other investments	Receivable From related party	Right to receive equity stake in a travel entity
Opening balances	6,071	17,100	—
Acquired in business combination	—	—	411
Total gains and losses recognized in:
– profit or (loss)	—	1	—
– other comprehensive income	(508)	—	—
Amount received	—	(17,101)	—
Closing balances	5,563	—	411

	As at March 31, 2018
Particulars	Other investments	Receivable from related party
Opening balances	5,791	15,100
Total gains and losses recognized in:
– other comprehensive income (loss)	280	2,000
Closing balances	6,071	17,100

The basis for determining fair values is disclosed in note 5.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2019 and March 31, 2018, as well as the significant unobservable inputs used.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investment – equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discounted rate.	Forecast annual revenue growth rate: 20% - 50% (March 31, 2018: 15% - 137%) Forecast EBITDA margin: (12%) – 25% (March 31, 2018: (31%) – 17%) Risk adjusted discount rate: 17.0% (March 31, 2018: 17.0%)

The estimated fair value would increase (decrease) if:

- the annual revenue growth rate were higher (lower)

- the EBITDA margin were higher (lower)

- the risk adjusted discount rate were lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2018: 2.5%) Volatility: 35.60% (March 31 2018: 35.60%) Equity value: USD 72,720(March 31, 2018: USD 72,720)	The estimated fair value would increase (decrease) if: • the volatility were lower (higher) • the equity value were higher (lower)
Right to receive equity stake in a travel entity	Market approach model: The valuation model considers revenue multiple of comparative company	Revenue multiple: March 31, 2019: 4.89	The estimated fair value would increase (decrease) if: • the revenue multiple were higher (lower)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable

Other financial assets and liabilities	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, employee related payables and refund due to customers.

Sensitivity Analysis

Other investments - equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

Receivable from related party

For the fair values of receivables from related party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity value	700	(700)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)FINANCIAL INSTRUMENTS – (Continued)

Sensitivity analysis – (Continued)

Right to receive equity stake in a travel entity

For the fair value of right to receive equity stake in travel entity, reasonably possible changes of 500 basis points at the reporting date to the significant unobservable input holding other inputs constant, would have the following effects (refer note 25):

	For the year ended March 31, 2019
	Profit or loss
	Increase	Decrease
Revenue multiple	(100)	100

38)OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particular	2018	2019
Less than one year	5,072	5,313
Between one and five years	17,015	16,648
More than five years	19,781	16,352
Total	41,868	38,313

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2019, USD 6,581was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2018: USD 7,701, March 31, 2017: USD 3,831).

39)CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 604 as at March 31, 2019 (March 31, 2018: USD 48).

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

40)RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Vivek Narayan Gour
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Patrick Luke Kolek* (from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Paul Laurence Halpin* (from January 31, 2018)
Key management personnel	Aileen O’Toole* (from January 31, 2019)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017 to January 24, 2019)
Key management personnel	Ashish Kashyap (from January 31, 2017to September 30, 2017)
Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017 to April 30, 2018)
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (till May 31, 2017)
Key management personnel	Yuvaraj Srivastav (till May 31, 2017)
Key management personnel	Sanjay Mohan (till May 31, 2017)
Key management personnel	Ranjeet Oak (till May 31, 2017)
Key management personnel	Anshuman Bapna (till May 31, 2017)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Entity providing key significant management personnel services	IQ EQ Corporate Services (Mauritius) Limited (formerly known as SGG Corporate Services (Mauritius) Limited)
Entities having significant influence over the company and its subsidiaries	Naspers Limited and its subsidiaries (from January 31, 2017)
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Saaranya Technologies Private Limited (from January 31, 2017)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries

Note: #nominee of Ctrip.com International, Ltd. and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

40)RELATED PARTIES – (Continued)

(A)Transactions with Key Management Personnel:

Key Management Personnel Compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particular	2017	2018	2019
Short-term employee benefits	3,142	4,976	2,239
Contribution to defined contribution plan	108	94	68
Share based payment	14,892	27,714	21,984
Legal and professional	150	86	76
Total	18,292	32,870	24,367

Note: ** Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2019, USD 607 (March 31, 2018: USD 1,656) is outstanding against amount payable towards severance cost.

(B)Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2017	2018	2019
Key management personnel services	3	2	2
Consultancy services	23	22	26

(C)Transactions with entity having significant influence over the company and its subsidiaries:

a) Pursuant to the acquisition of ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (MIH). As at March 31, 2018, other current assets included USD 17,100, which represented the fair value of the above entitlement. In September 2018, the Company realised USD 17,101 against this entitlement.

As per the terms of the ibibo Group acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. The difference of USD 434 was receivable and was included under other current assets as at March 31, 2017 (refer note 8 (a)). During the year ended March 31, 2018, the amount has been received by the Company.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

40)RELATED PARTIES – (Continued)

(C)Transactions with entity having significant influence over the company and its   subsidiaries: – (Continued)

b) Placement of Class B Shares to MIH Internet SEA Pte Ltd.: On May 5, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of USD 36.00 per Class B share, for an aggregate consideration of USD 132,000. (refer note 28)

c) During the year ended March 31, 2017, Naspers Limited had issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees (amount outstanding in respect of bank guarantee as at March 31, 2017: USD 6,258) in favor of certain suppliers of ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by ibibo Group Private Limited. During the year ended March 31, 2018, these were annulled and no amount in respect of these letters of support is outstanding as at March 31, 2018.

d) Other transactions with subsidiaries of the entity having significant influence over the company:

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of USD 1,002,195 (March 31, 2018: USD 1,252,022, March 31, 2017: USD 140,069)  was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of USD 11,333 (March 31, 2018: USD 14,940, March 31, 2017: USD 1,746) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 15).

The Company procured air tickets of USD 829 (March 31, 2018: USD 21,567, March 31, 2017: USD 3,227) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. The Company earned USD Nil (March 31, 2018: USD 221, March 31, 2017: USD 32) from this entity as commission on procurement of such tickets. Further, the Company also sold hotel room nights and bus tickets as an agent of USD 516 (March 31, 2018: USD 2,731, March 31, 2017: USD 692) to this entity and paid commission expense of USD 26 (March 31, 2018: USD 70, March 31, 2017: USD 37).

The Company reimbursed expenses of USD Nil (March 31, 2018: USD 1, March 31, 2017: USD 40) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

	As at March 31
Balance outstanding	2018	2019
Funds in transit	4,684	8,747
Trade and other receivables	195	70

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

40)RELATED PARTIES – (Continued)

(D)Transactions with equity - accounted investees and its subsidiaries:

a)Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2017	2018	2019
Revenue from air ticketing	27	36	38
Services received	34	75	—

	As at March 31
Balance outstanding	2018	2019
Trade and other receivables/(contract liability)	10	(2)

41)LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2018	Ownership interest as at March 31, 2019
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
6. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
7. ITC Bangkok Co. Ltd.	Thailand	100%	100%
8. Bitla Software Private Limited	India	-	100%

42)CONTRIBUTION BY NON-CONTROLLING INTEREST

In August 2017, Bona Vita Technologies Private Limited (“Bona Vita”), one of the Parent Company’s subsidiary, raised USD 5,500 by way of rights issue to Parent Company and a new investor, H.I.S Co. Ltd., Japan (“HIS”). Bona Vita issued Series B Fully and Compulsorily Convertible, Non-Cumulative, Preference Shares (“Series B CCPS”) to Parent Company and HIS and equity shares to HIS. The amount contributed by Parent Company was USD 2,500 and by HIS was USD 3,000.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

43)CHANGE IN CLASSIFICATION

a)

During the year ended March 31, 2019, the Group modified the classification of revenue from ‘Bus ticketing’ as a result of changes in the composition of operating segments. Comparative amounts in the consolidated statement of profit or loss and other comprehensive income (loss) and related notes were reclassified for consistency. As a result, USD 50,932 and USD 5,615 for the year ended March 31, 2018 and March 31, 2017, respectively was reclassified from ‘Other revenue’ to ‘Bus ticketing' included under ‘Revenue’.

b)

During the year ended March 31, 2019, the Group modified the classification of amount due to customers from ‘advance from customers’ classified in ‘trade and other payables’ to ‘refund due to customers’ classified in ‘other current liabilities’ to reflect more appropriately the nature of such amounts received. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result USD 5,788 as at March 31, 2018 was reclassified from ‘advance from customers’ to ‘refund due to customers’.

44)CONTINGENCIES

a)

MakeMyTrip Limited is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group. The sum in dispute is approximately USD 35,000. As of date of these consolidated financial statements, the arbitration remains pending. MakeMyTrip Limited will continue to defend vigorously against the claims, and in addition has also brought counterclaims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. MakeMyTrip Limited believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2019.

b)

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. As a result of lack of implementation guidance and interpretative challenges involved, and also in view of certain stakeholders’ request to reevaluate the pronouncement itself, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall evaluate the amount of provision, if any, on obtaining further clarity on the matter.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

45)SUBSEQUENT EVENTS

a)

On April 26, 2019, MIH Internet SEA Pte Ltd. (“MIH Internet”) (one of the Company’s major shareholders), MIH B2C Holdings B.V. and Ctrip.com International, Ltd. (“Ctrip”) entered into a share purchase agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet. The completion of such transaction is subject to certain closing conditions, including approval from the Competition Commission of India. If such transaction is completed, based on information provided to the Company by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares. In addition, on April 26, 2019, the Company entered into an amended and restated investor rights agreement with Ctrip, which will become effective upon closing of such transaction. Among other things, the an amended and restated investor rights agreement provides that Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to the Company’s board of directors, one of whom will have a casting vote, subject to applicable law and the Nasdaq Rules).

b)

On April 30, 2019, the Group through one of its Indian Subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited (Q2T), a corporate travel management company in India. This investment will help the Company to expand its service offerings to large corporates for their travel requirements. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 14,329. The Group will also acquire the remaining shares of Q2T from the existing shareholders in cash, in three equal tranches, over a three year earn-out period ending March 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The Group is in the process of completing the business combination accounting with respect to this acquisition.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

46)QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended
	June 30, 2018	September 30,2018	December 31, 2018	March 31, 2019	March 31, 2019
Revenue(1)
Air ticketing	40,448	41,067	43,506	41,693	166,714
Hotels and packages	76,278	44,860	58,204	58,182	237,524
Bus ticketing	15,081	11,846	14,679	12,139	53,745
Other revenue	5,603	5,836	8,426	8,163	28,028
Total revenue	137,410	103,609	124,815	120,177	486,011
Other income	3	78	78	61	200
Service cost
Procurement cost of hotel and packages services	57,261	29,491	37,156	36,916	160,824
Other cost of providing services	3,103	2,962	4,758	1,765	12,588
Personnel expenses	26,961	28,745	29,645	28,216	113,567
Marketing and sales promotion expenses(1)	55,929	44,755	49,696	41,700	192,080
Other operating expenses	32,984	30,961	33,631	35,719	133,295
Depreciation and amortization	6,718	6,610	6,586	6,903	26,817
Result from operating activities	45,543	(39,837)	(36,579)	(30,981)	(152,940)
Loss before tax	51,196	(46,995)	(29,493)	(40,939)	(168,623)
Loss for the period	(51,231)	(46,965)	(29,294)	(40,393)	(167,883)

Note 1: Effective April 1, 2018, the Group adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers. Post adoption of the new standard, customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. The Group adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

	For the three months ended				Year Ended
	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	March 31, 2018
Revenue
Air ticketing	41,325	40,322	40,474	45,270	167,391
Hotels and packages	134,574	98,274	113,720	93,395	439,963
Bus ticketing	13,001	11,002	13,245	13,684	50,932
Other revenue	3,156	3,319	5,038	5,457	16,970
Total revenue	192,056	152,917	172,477	157,806	675,256
Other income	12	88	174	161	435
Service cost
Procurement cost of hotel and packages services	58,357	32,271	43,730	34,989	169,347
Other cost of providing services	1,819	1,376	1,661	1,674	6,530
Personnel expenses	29,821	29,015	26,894	28,427	114,157
Marketing and sales promotion expenses	133,021	115,947	108,971	93,879	451,818
Other operating expenses	29,599	28,272	32,632	30,063	120,566
Depreciation, amortization and impairment	7,447	7,707	6,931	10,627	32,712
Result from operating activities	(67,996)	(61,583)	(48,168)	(41,692)	(219,439)
Loss before tax	(68,415)	(62,271)	(45,432)	(44,031)	(220,149)
Loss for the period	(68,454)	(62,321)	(45,348)	(44,117)	(220,240)